Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 7, 2022
Relating to Preliminary Prospectus Supplement dated January 6, 2022 and
Prospectus dated June 3, 2021
Registration No. 333-256733

Ares Capital Corporation

$500,000,000
2.875% Notes due 2027

AMENDED AND RESTATED PRICING TERM SHEET*
January 7, 2022

The following sets forth the final terms of the 2.875% Notes due 2027 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated January 6, 2022, together with the accompanying prospectus dated June 3, 2021, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer	Ares Capital Corporation
Security	2.875% Notes due 2027
Ratings (Moody’s / S&P / Fitch)**	Baa3/BBB-/BBB (Stable/Stable/Stable)
Aggregate Principal Amount Offered	$500,000,000

Maturity	June 15, 2027, unless earlier repurchased or redeemed
Trade Date	January 6, 2022
Settlement Date***	January 13, 2022 (T+5)
Interest Payment Dates	June 15 and December 15, commencing June 15, 2022
Price to Public (Issue Price)	99.504% of the principal amount
Coupon (Interest Rate)	2.875%
Yield to Maturity	2.975%
Benchmark Treasury	1.250% due December 31, 2026

Benchmark Treasury Price / Yield	98-29+ / 1.475%
Spread to Benchmark Treasury	+150 basis points
Change of Control	Holders have the right to require Ares Capital to repurchase the Notes at 100% of their principal amount plus accrued and unpaid interest, if any, in the event of a Change of Control Repurchase Event.

Optional Redemption

Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

-      100% of the principal amount of the Notes to be redeemed, or

-      the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 25 basis points; provided, however, that if Ares Capital redeems any Notes on or after May 15, 2027 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Denomination	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN	04010L BD4 / US04010LBD47

Joint Book-Running Managers

BofA Securities, Inc.

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

Joint Lead Managers

BNP Paribas Securities Corp.

Capital One Securities, Inc.

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

Natixis Securities Americas LLC

R. Seelaus & Co., LLC

Regions Securities LLC

SG Americas Securities, LLC

Co-Managers

Barclays Capital Inc.

BNY Mellon Capital Markets, LLC

ING Financial Markets LLC

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

Academy Securities, Inc.

Citigroup Global Markets Inc.

Comerica Securities, Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Keefe, Bruyette & Woods, Inc.

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

*This Amended and Restated Pricing Term Sheet corrects an error in the interest payment dates in the original Pricing Term Sheet dated and distributed January 6, 2022.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

***Ares Capital Corporation expects that delivery of the Notes will be made to investors on or about January 13, 2022, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Ares Capital before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Ares Capital and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Ares Capital and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, SMBC Nikko Securities America, Inc. at 1-888-868-6856 or Wells Fargo Securities, LLC at 1-800-645-3751.